Exhibit 99.1

Yucheng Technologies Raises Management Guidance on POS Installation and Appoints New Chief Financial Officer

BEIJING, Feb.28, 2008 /Xinhua-PRNewswire-FirstCall/- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China’s banking industry, today increased its management guidance on POS terminal installation base from 20,000 to 25,000 for 2008 and announced the appointment of Remington Hu as its new Chief Financial Officer. Previous CFO Peter Li will remain with Yucheng as a senior advisor.

Yucheng’s CEO, Mr. Weidong Hong remarked, “Given our new partnership with China Construction Bank on the POS merchant acquiring services and a number of discussions we are having with other banks, we have decided to raise the target of our nation-wide POS installation base from 20,000 to 25,000 by the end of 2008, up from 8,900 from the end of 2007. Observing from our business momentum in Q1 and the strong prospects into the rest of 2008, we would like to reiterate our confidence in delivering the 2008 management guidance on revenue and net income.”

Prior to Yucheng, Mr. Hu was previously in venture capital as Chief Representative/PRC for CVM Capital Partners LLC, one of the leading venture capital firms from Taiwan. Mr. Hu pioneered CVM's investments into China and managed the firm's Shanghai office. Prior to CVM, Mr. Hu was the Chief Financial Officer of the Wholesale and Retail Business Group of publicly-traded Yue Yuen Industrial Holdings Limited (HKSE: 0551.HK), where he managed the financial operations of China's largest sporting goods retailer. Mr. Hu was also a co-founder and COO/CFO of eSOON Communications International Corp, a leading e-call center solution provider with presence throughout Greater China. Mr. Hu earned his MBA degree in Finance from the Wharton School of Business, University of Pennsylvania, and a BS degree in Computer Science and Information Engineering from National Chiao Tung University in Taiwan.

Mr. Hu said, "I am excited to have the opportunity to join Yucheng. Yucheng holds a superbly competitive position among China's fintech solution and outsourced service providers. Given my background, I believe I can contribute significant value in helping Yucheng to fully capitalize on China's rapidly developing fintech market opportunity."

Mr. Peter Li, our former CFO has agreed to remain with Yucheng as a senior advisor and will continue to assist the company with investor relations and strategy. Mr. Li informed the company that he is leaving to pursue other career interests. Mr. Li said, "It’s an honor to be associated with Yucheng as Chief Financial Officer in its journey from a 300 employee private company to a 1,700 employee Nasdaq -listed industry leader for the past three and half years. I believe that the company is well-positioned both from business and internal management infrastructure perspectives to become a leader in the financial technology sector in China and create long-term value for its shareholders. I look forward continuing to work with Yucheng to help realize the next phase of its growth."

In addition to his role as a senior advisor to the company, Mr. Li will fulfill customary duties to ensure a smooth transition. Mr. Hu is expected to assume his role as CFO immediately.

Mr. Hong stated, “Peter has played an integral role in Yucheng’s successes in the past few years. On behalf of the board of directors and Yucheng’s management, I would like to extend our sincere thanks to Peter. His hard work and invaluable contributions are most appreciated by the company. We are happy he will remain with the company as a senior advisor and wish him the very best in his future endeavors. We are also excited to have such a highly qualified individual as Mr. Hu to be our new CFO and fully expect him to play an important role in taking the company to another level of development.”

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,700 employees and has established an extensive footprint to serve its banking clients nationwide with subsidiaries and representative offices in eleven cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) channel-related IT solutions, such as web banking and call centers, 2) business-related processing solutions, such as core banking systems, foreign exchange and treasury management, and 3) management-related IT solutions, such as risk analytics and business intelligence. It is also a leading third party provider of POS merchant acquiring services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: +1 646 383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Yvonne Young
Investor Relations
Tel: +86 10 6442-0533
Email: investors@yuchengtech.co